UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ENTRÉE GOLD COMMENCES DRILL PROGRAM

AT SOL DOS, ARIZONA

Vancouver, B.C., Monday, April 16, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has commenced drilling on its Sol Dos copper prospect. Sol Dos is located in the heart of one of North America’s premier copper producing districts, in southeastern Arizona. The Company expects to complete 6,550 feet (2,000 m) of drilling.

Drilling will test a 1.2 by 0.9 mile (2 by 1.5 km) IP chargeability anomaly, coincidental with historic drilling that encountered low-grade copper values associated with altered intrusives. The prospect is modeled as a large porphyry copper target, similar to the San Juan and Dos Pobres deposits being developed by Phelps Dodge, approximately 8 miles (14 km) to the northwest, and to the deep, high-grade Resolution porphyry copper deposit of Rio Tinto and BHP Billiton, approximately 60 miles (100 km) to the west-northwest.

Phelps Dodge’s proposed Safford (San Juan and Dos Pobres deposits) open-pit copper mine was permitted for development in 2006 and is expected to commence production in late 2008. Entrée’s Sol Dos property lies along the main southeast trending structural system that hosts several porphyry copper deposits (including the San Juan and Dos Pobres) estimated to contain in excess of 7 billion pounds of copper.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia and has an option to acquire an early-stage copper porphyry project in Arizona, USA.

Entrée holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”), and hosts the Hugo North Extension of the Hugo Dummett Deposit.

Trading

Entrée common shares trade on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

E-mail: mhamm@entreegold.com

or

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date April 16, 2007
By: /s/ Mona Forster Mona Forster Corporate Secretary